Exhibit 99

April 4, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We would like to intimate the following:

1)

The Bank’s average advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 29,644 billion for the March 2026 quarter, a growth of around 10.0% over ₹ 26,955 billion for the corresponding March 2025 period.

The Bank’s period end advances under management were approximately ₹ 30,575 billion as of March 31, 2026, a growth of around 10.2% over ₹ 27,733 billion as of March 31, 2025.

The Bank’s period end gross advances aggregated to approximately ₹ 29,600 billion as of March 31, 2026, a growth of around 12.0% over ₹ 26,435 billion as of March 31, 2025.

2)	The Bank’s average deposits were ₹ 28,511 billion for the March 2026 quarter, a growth of around 12.8% over ₹ 25,280 billion for the corresponding period.

The Bank’s average CASA deposits were ₹ 9,184 billion for the March 2026 quarter, a growth of around 10.8% over ₹ 8,289 billion for the corresponding March 2025 period.

The Bank’s average time deposits were ₹ 19,327 billion for the March 2026 quarter, a growth of around 13.7% over ₹ 16,991 billion for the corresponding March 2025 period.

The Bank’s period end deposits were approximately ₹ 31,055 billion as of March 31, 2026, a growth of around 14.4% over ₹ 27,147 billion as of March 31, 2025.

The Bank’s period end CASA deposits were approximately ₹ 10,605 billion as of March 31, 2026, a growth of around 12.3% over ₹ 9,446 billion as of March 31, 2025.

The Bank’s period end time deposits were approximately ₹ 20,450 billion as of March 31, 2026, a growth of around 15.5% over ₹ 17,701 billion as of March 31, 2025.

3)	Key business volumes are as under:

Key figures (₹ billion)	31-Mar-25	30-Sep-25	31-Dec-25	31-Mar-26	YoY

Advances under management*
Average	26,955	27,946	28,641	29,644	10.0%
Period end	27,733	28,688	29,460	30,575	10.2%

Gross advances – Period end	26,435	27,692	28,446	29,600	12.0%

Deposits – Average	25,280	27,105	27,524	28,511	12.8%
CASA deposits	8,289	8,770	8,984	9,184	10.8%
Time deposits	16,991	18,335	18,540	19,327	13.7%

Deposits – Period end	27,147	28,018	28,601	31,055	14.4%
CASA deposits	9,446	9,492	9,612	10,605	12.3%
Time deposits	17,701	18,526	18,989	20,450	15.5%

*gross of inter-bank participation certificates, bills rediscounted and securitisation / assignment

The results of the Bank as of March 31, 2026, will be subjected to an audit by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight